Filed by VeraSun Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: VeraSun Energy Corporation

Commission File Number: 001-32913

The following material relates to a presentation given by VeraSun Energy Corporation on March 12, 2008.

AMERICA THROUGH RENEWABLE FUELS Fourth Quarter and Year End 2007 Results March 12, 2008

Forward-Looking Statements
Certain statements in this presentation, and other written or oral statements made by or on behalf of us, are “forward-looking statements” within the meaning of the federal securities laws.
Statements regarding future events and developments and our future performance, including statements regarding the extraction of oil from distillers grains, expected completion of our facilities, the commencement of our ethanol marketing efforts, completion of the US BioEnergy merger and expectations concerning our ability to finance our growth plans, as well as management’s expectations, anticipations, beliefs, plans, targets, estimates, or projections and similar expressions relating to the future, are forward-looking statements within the meaning of these laws. These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements. We disclaim any duty to update any forward-looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements include the volatility and uncertainty of corn, natural gas, ethanol and unleaded gasoline prices; our ability to develop an oil extraction business; the results from our recently acquired facilities; the results of our hedging transactions and other risk mitigation strategies; operational disruptions at our facilities; our ability to implement our expansion strategy as planned or at all; our ability to locate and integrate potential future acquisitions; development of infrastructure related to the sale and distribution of ethanol; our limited operating history;
excess production capacity in our industry; our ability to compete effectively in our industry; our ability to implement a marketing and sales network for our ethanol; changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices; environmental, health and safety laws, regulations and liabilities; our reliance on key management personnel;
future technological advances; limitations and restrictions contained in the instruments and agreements governing our indebtedness; our ability to raise additional capital and secure additional financing; and costs of construction and equipment, as more fully described in the
"Risk Factors" section of our reports filed with the Securities and Exchange Commission.

Additional Information
In connection with the proposed transaction between VeraSun and US BioEnergy, VeraSun has filed with the SEC a registration statement on Form S-4 containing a definitive joint proxy statement of VeraSun and US BioEnergy that also constitutes a prospectus of VeraSun, which was mailed to the shareholders of VeraSun and US BioEnergy. SHAREHOLDERS ARE URGED
TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT
DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL
CONTAIN IMPORTANT INFORMATION ABOUT VERASUN, US BIOENERGY AND THE
PROPOSED TRANSACTION. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the
SEC’s website at
www.sec.gov.
These documents (when they are available) can also be obtained free of charge from VeraSun upon written request to VeraSun Energy Corporation, Attention:
Investor Relations, 100 22nd Avenue, Brookings, South Dakota 57006, or by calling 605-696-7236, or from US BioEnergy, upon written request to US BioEnergy Corporation, Attention: Investor
Relations, 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, or by calling 651-554-5491.
Forward-Looking Statements
(cont.)

2007 Highlights
•
Solid Financial Results
– Total revenues of $848.3MM, a 52% increase over 2006
– EBITDA of $90.4MM
– Cash flows provided by operating activities were $39.1MM
– Earnings per diluted share were $0.31
•
Strong Operational Performance
– Exceptional safety and environmental record
– Grew from 2 to 5 operating facilities
– Run rate capacity grew from 230MMGY to 560MMGY
– Successful startup at Charles City, Iowa; Linden, Indiana; and
Albion, Nebraska
– Production averaged 105% of nameplate capacity
(1)
•
Construction Projects on Schedule
– Bloomingburg, Ohio to startup in March with Welcome, Minnesota and Hartley, Iowa slated to begin production in Q2
(1)
Excludes production data from plants during the first 30 days following startup

2007 Highlights
(cont.)
• Successfully Launched Ethanol Marketing
– Including product distribution, transportation and storage
• Began Construction on Oil Extraction at Aurora, South Dakota
• VE85
TM
Same Store Sales grew 62%
• Completed Acquisition of ASA Alliances Biofuels, LLC
• Proposed Merger with US BioEnergy
– Positioned to grow from 5 to 16 facilities
– 1.64 billion gallons by end of 2008
– Shareholder vote March 31
– Closing expected April 1
• Executing on Large-Scale, Low-Cost Strategy

6 Revenues Exceeded $848 Million Four-Year CAGR of 186% $12.7 $193.5 $236.4 $557.8 $848.3 $0 $200 $400 $600 $800 186% CAGR 2003 2004 2005 2006 2007

7 Gallons Sold Increased Over 128 Million Gallons Four-Year CAGR of 172% 6.5 101.4 126.3 224.5 353.1 0 50 100 150 200 250 300 350 400 172% CAGR 2003 2004 2005 2006 2007

Quarterly Financial Results
($ in Millions Except EPS Data)
Q4 2007
$154.1 Cash and short term investments
$0.04 EPS
- Diluted
1%
% of Revenues
$4.0 Net Income
10%
% of Revenues
$31.1 EBITDA
$312.4 Revenues

9 Q4 Revenues Improved 113% $109.9 $144.5 $153.1 $169.6 $148.3 $221.8 $146.5 $312.4 $0 $50 $100 $150 $200 $250 $300 $350 Q1 Q2 Q3 Q4 2006 2007 $165.9 MM +113.2%

10 Significant Q4 Volume Growth 54.5 60.2 56.5 63.4 55.4 95.1 58.1 134.4 0 20 40 60 80 100 120 140 Q1 Q2 Q3 Q4 Ethanol Gallons Sold 2006 2007

Operating Metrics
(15%) (16%) % Change
($1.23) $8.39 $7.16 ($1.39) $8.51 $7.12 Natural Gas ($/MMBTU)
67% 43% % Change
$1.44 $2.16 $3.60 $1.09 $2.52 $3.61 Corn Cost ($/Bushel)
(9%) (14%) % Change
($0.19) $2.18 $1.99 ($0.30) $2.17 $1.87 Ethanol Prices ($/Gallon)
57% 131% % Change
128.6         224.5 353.1 76.3 58.1 134.4 Ethanol Shipped (Million Gallons)
CHANGE
2006 2007
CHANGE
2006 2007 Operating Metrics
Quarter Ended
December 31
Twelve Months Ended
December 31

Financial Performance
($ in Millions)
Quarter Ended
December 31
Twelve Months Ended
December 31
$1.03 $0.31 $0.27 $0.04 EPS - Diluted
($58.2) $97.3 $39.1 ($14.5) ($20.1) ($34.6) Operating Cash Flow
32% 11% 28% 10% % of Revenues
($87.2) $177.6 $90.4 ($9.4) $40.5 $31.1 EBITDA
14% 3% 15% 1% % of Revenues
($49.1) $75.7 $26.6 ($17.4) $21.4 $4.0 Net Income
52% 113% % Change
$290.5 $557.8 $848.3 $165.9 $146.5 $312.4 Revenues
CHANGE
2006 2007
CHANGE
2006 2007

Sales Growth % LTM	Rank	EBITDA % of Revenue LTM	Rank	Net Income % of Revenue LTM	Rank

Financial Metrics
* * Source: Data included in Q4 2007 public earnings releases and SEC filings.
8 2.1% 7 4.8% 7 16.2% Sunoco (SUN)
6 2.6% 5 6.3% 6 21.1% Tesoro (TSO)
2 4.9% 3 9.0% 8 4.8% Valero (VLO)
REFINING/MARKETING
1 5.8% 1 13.9% 5 29.4% Corn Products (CPO)
9 1.7% 9 4.2% 1 70.8% Bunge Ltd (BG)
3 4.2% 4 7.6% 4 35.4% Archer Daniels Midland (ADM)
AGRIBUSINESS
5 2.9% 8 4.5% 2 63.3% The Anderson's (ANDE)
7 2.2% 6 5.6% 9 (1.3%) Aventine (AVR)
4 3.0% 2 10.7% 3 52.3% VeraSun (VSE)
ETHANOL

Summary
• Solid Financial Results for Q4 and 2007
– Revenues were $848.3MM in our fifth year of operations
• Operating Efficiencies Continue to Improve
– Production capacity increased 57%
– SG&A decreased $0.06 per gallon in 2007 to $0.07 per gallon
– Record production of 134.4MM gallons in Q4
• Implementation of Oil Extraction Continues
• Successfully Started Production at Charles City, Iowa;
Linden, Indiana, and Albion, Nebraska
• Construction on Schedule at Welcome, Minnesota;
Hartley, Iowa, and Bloomingburg, Ohio
• Proposed Merger with US BioEnergy
– Integration planning underway
– Shareholder vote March 31; Expected closing April 1

15 Ethanol Prices Continue to Rise Source: Bloomberg & CBOT

Ethanol Industry Annualized Production Capacity
Billion Gallons
16
14
12
10
8
6
4
2
0
8.0
9.2
10.4
11.3
12.1
12.7
13.1
13.4
13.6
13.6
13.6
13.6
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4'10

VeraSun ENERGY

Projected Growth Followed by a Plateau
Gallons are assumed to be 50% of nameplate during the first quarter of start-up, approximating a midpoint average start-up during the quarter;
Start-up schedule derived from information provided through BBI and Ethanol Producer Magazine; Actual start-ups could differ materially;
An additional 2 billion gallons of capacity are in the pre-construction phase and not assumed in this schedule; likely not additive to '08 and '09, but possibly '10;
The maximum nameplate capacity that could come online in Q2'08 is about 1.1 billion gallons greater than assumption above.

Significant Ethanol Demand
Demand calculated by taking 10% of RFG and CVG gasoline volumes for each PADD, except PADD V which was calculated using 7% of total volume based on California’s 5.6% blend requirement. Source: EIA, PIRA

UNIT TRAIN LANDING LOCATIONS

Biorefineries in Production
Biorefineries under Construction
Existing Unit Train Facilities
Proposed Unit Train Facilities
Source: Renewable Fuels Association

VeraSun ENERGY

18 Product Distribution by Unit Trains

16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Billion Bushels
14.39
12.96
FOOD
1.36
9.5%
EXPORTS
2.45
17.0%
FEED
5.95
41.3%
ETHANOL
3.20
22.2%
SUPPLY
DEMAND
2007/2008
2008
2.5 Billion Additional Bushels
1.0 Billion Bushels New Ethanol Demand
1.5 Billion Available Bushels

VeraSun ENERGY

19 1.5 Billion Additional Bushels Over 2006 More Corn For Feed, Food and Exports Source: USDA, NCGA

20 Minor Impact on Retail Food Price Less Than 10% of Corn Used for Food Source: USDA, NCGA

bushels per acre
190
180
170
160
150
140
130
120
110
100
90
80
70
60
1970
1975
1980
1985
1990
1995
2000
2005
2010
2015
178
175
164
35 year
15 year
10 year

21 Corn Yields Accelerating USDA Predicts 178 Bushels Per Acre by 2015 Source: USDA

300
250
200
150
100
50
0
Average Corn Yield
(bushels per acre)
1970
1990
2010
2030
Average U.S. Corn Yield in 2007 was 151.1 Bushels Per Acre
Historical Yield Projection
30-Year Trend, Based on Historical Yield Projection
Biotechnology Yield Benefit
Molecular Breeding Benefit

VeraSun ENERGY

Corn Yields Accelerating
Monsanto Predicts 300 Bushels Per Acre by 2030
Source: National Corn Growers Presentation by Rick Tolman at the 2008 National Renewable Fuels
Conference on Monsanto Yield Projection

VeraSun ENERGY

		2007	2015	2030
	Acres (millions)	86.5	86.5	86.5
	Bushels Per Acre	151.1	178.0	300.0
Billion bushels	Corn Production	13.1[1]	15.4	26.0
Billion bushels	Base Demand - Uses Other Than Ethanol	9.8	9.8	9.8
Billion bushels	Available For Ethanol	3.3	5.6	16.2
Billion bushels	DDGS Returned as Feed (1/3)[2]	1.1	1.9	5.3
Billion bushels	Total Bushels Available For Ethanol	4.4	7.5	21.5
	Potential Ethanol Production[3]			
	Gallons (billions)	**12.3**	**21.0**	**60.3**

Corn Ethanol Production Potential
Source: USDA, FC Stone Research, VeraSun projections
(1) Does not include 1.3 billion bushel carry-in
(2) DDGS will displace corn and/or soybean meal. Soybean displacement will reduce acres needed for soybeans and provide for more corn production. Results could vary based on other feed supply and demand.
(3) Assumes 2.8 gallons per bushel yield.

Ethanol: Important Part
of the Solution
• Clean High Octane Fuel Component
• Strategic Blend Component As Refiners Move To Heavy Crudes
• Significant Demand Potential In All Areas Of The Country
• Corn Production (Reserves) Are Increasing Worldwide
• Large Long-Term Opportunity
• Executing On Our Large Scale, Low Cost Strategy

AMERICA THROUGH RENEWABLE FUELS Fourth Quarter and Year End 2007 Results March 12, 2008

Net Income to EBITDA Reconciliation
($ in Millions)
Quarter Ended
December 31
Twelve Months Ended
December 31
2006
2006 2007 2007
$177.6 $90.4 $40.5 $31.1 EBITDA
54.3 10.4 13.2 4.8
Income Tax Expense
(Benefit)
37.9 33.4 3.4 13.4 Interest Expense
9.7 20.0 2.5 8.9 Depreciation
$75.7 $26.6 $21.4 $4.0 Net Income

PRELIMINARY TRANSCRIPT

Conference Call Transcript

VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Event Date/Time: Mar. 12. 2008 / 10:00AM ET

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PRELIMINARY TRANSCRIPT

Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

CONFERENCE CALL PARTICIPANTS

>> Reporter

TRANSCRIPT

Unknown Speaker*

) Please stand by for realtime transcript.

Operator

Good day, ladies and gentlemen. And welcome to the fourth quarter 2007 VeraSun Energy corporation earning conference call. My name is Michelle and I will be your coordinator for today. A this time all participants are in listen only mode. We will fabsel it thing a question and answer session towards the end of today’s conference. If at any time during the call you require assistance, please press star followed by zero and a coordinator will be happy to assist you. As a reminder this conference is being recorded for replay purposes. And I would like to turn the presentation over to your host for today’s call, Mr. Dan Herron, President & CFO. Please proceed.

Unknown Speaker*

) Good morning, everyone. Welcome to the VeraSun Energy conference call. I’m Dan Herron, President and Chief Financial Officer. And Don Endres, our chief executive officer will join me on the call this morning.

Unknown Speaker*

) Please have Isis VeraSun.com. Go to the investor page and click the web cast link. Today’s call will consist of prepared remarks regarding our financial and operational performance for the three months in the year ended December 31, 2007. At the end of the remarks we will open up the line for questions from analysts. If you go to slide two before we get started I need remind everyone that today’s call contains forward-looking statements. Certain statements in this presentation and other written or oral statements made by or on behalf of us are forward-looking statements within the meaning of the federal securities laws. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that can cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements. Including those risks and uncertainties described in our SEC reports, cop AOEFZ which are available on our website. Since actual results may differ materially from the expectations contained in the forward-looking statements, I would encourage each of you to seek independent investment advice. If you will go to slide three, slide three references our merger and contains some forward-looking statements in cautionary language. We will talk about the merger progress a little later. This time I would like to turn the call over to our chief executive officer, Don Endres.

Unknown Speaker*

Thank you. Welcome to VeraSun fourth quarter 2007 earnings call. VeraSun produced solid results while at the same time our team significantly scaled our business and achieved several key milestones for the year. As you may recall, we set out a strategy early on to be large and low cost producer and we continue to execute on the strategy. Remember, in tight times with either high corn prices or low ethanol prices or both, low cost suppliers continue to operate and generate cash while high cost operators are potential forced to idle production. These marketing continues are difficult we believe our strategy is proving out. During 2007, we increased our production gallons in revenues while at the same time we remain focused at reducing our cost per gallon. I will touch on the year end results and then hand it back to Danny for more details for the quarter. Please turn to slide four. We had a solid financial result in 2007. Total revenues were $848.3 million. A 52.1% increase over 2006. EBITDA was $09.4 million. And cash flows provided by our operating activities were $39.1 million. Earnings per diluted share were $0.31. In addition, we continue with strong operational performance. I want to point out our first priority of our team is to operate our facilities in a safe and environmental responsible manner. In 2000. We maintained our record of zero loss time injuries and zero federal reportable spills or releases. This is a significant achievement in light of the fact we started 2007 with two operating facilities and finished the year with five facilities in production.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

We grew our run rate capacity from 230 to 560 million gallons per year by starting up our Charles city, with a wax London, Indiana, and el— Nebraska, facilities. Even with the construction and acquisition growth, our team continued to operate the fleet of high levels of output averaging 105% of nameplate capacity in 2007. We continue construction on schedule at our bloomingburg, Ohio, welcome, Minnesota, and — Iowa facilities. Bloomingburg is scheduled to start up this month while well — and Harley are scheduled to be online next quarter. Let’s continue on slide five. As we reported, we successfully transitioned our marketing in-house on April 1 and we continue to develop our logistics foot weren’t to best serve our customers. We are well positioned with infrastructure in all major ethanol markets including the new markets in the southeast. Products being delivered in the southeast with funds increasing as we approach the summer driving season. We also began construction on the corn oil extraction facility in December and we were on schedule to complete construction in Q4 of this year. Our branded SR-PS ve58 business continues to grow with 150 retail locations in more than 15 states. And our same store sales grew 62% for 2007. — made significant progress in growing its business in 2007 with both organic and opportunistic growth. One was the acquisition of ASA biofuels in August with three sister facilities. Completed a successful integration and began operations at our Lynden, Indiana, facility in August and operations commenced at our Elbe, Nebraska, facility in October. As I mentioned, we are on track to begin operations in bloomingburg, Ohio, yet this month. In November, we announced a strategic merger with U.S. bioenergy that will take our production capacity to 1.64 billion gallons per year. Upon closing we will have 16 new sister facilities of which 14 will have the capability to load and ship unit trains. The share holder set to be March 31 and anticipate closing April 1. Our philosophies and strategy is that large size allows you to achieve low cost. Our management team is committed to gaining the synergies from our growth and focusing on reducing cost per gallon that size and scale should deliver. If you turn to slide six, VeraSun’s revenues exceeded $848 million for 2007 which represents a compounded annual growth rate of 186% over the last four years. This is a significant milestone for our team and demonstrates our ability to grow the business. You can see in slide 17 we sold over 353 million gallons in 2007 which is 128 million-gallon increase over 2006 and represents a 172% compounded annual growth rate over the last four years. I will stop here and turn the call to Danny to discuss our financial and operating results in greater detail.

>> Reporter

Thank you, Don. I will begin on slide number eight. Let’s look at the key financial results for the quarter. Revenues were $312.4 million. A 113% increase over Q4, 2006. EBITDA was $31.1 million. Which represents 10% of revenues. Net income was $4 million and earnings per diluted share was $0.04 per share for Q4 of 2007. The company continues to maintain a strong balance sheet with $154.4 million of cash and short-term investments at the end of 2007. Given the market conditions that are listed in the fourth quarter, I think we are at a solid quarter. Last quarter we communicated to you that we expect ethanol shipments to be about 135 million gallons for the quarter and in fact Q4 shipments were 134.4 million gallons. That translates to 1.45 million gallons per day. In Q3 for reference point shipments were 95.1 million gallons we had a quarter to quarter increase of 39.3 million gallons or 41%. Another way to consider the positive impact of our growth is that we have been able to reduce our SG&A cost from $0.13 per gal in Q4 of 2006, to $0.07 per gallon this quarter with the successful completion of the pending merger we expect another decrease in SG&A per gallon in 2008. Going to slide nine, our quarterly revenues were $312.4 million. An increase of $165.9 million or 113% from the fourth quarter 2006. If you move to slide number ten, you could see we had another strong quarter of ethanol shipments. During the fourth quarter, our actual shipments were 134.4 million gallons. An increase of 76.3 million gallons versus Q4 2006. Moving to slide number 11, we had solid operating metrics for Q4 and 2007. Let’s focus on the left side of this chart where we show fourth quarter results. You can see the gallons of ethanol solid increased by 76.3 million gallons or 131% over 2006. Ethanol prices declined $0.30 per gallon versus last year which represents a decrease of 14%. Corn costs increased to $3.61 per bushel to $2.52 per bushel and natural gas prices decreases from $7.15 for — versus 8.51 a year ago. Full year data for 2007 basically shows the same trends in the shown on the right side of the chart. We increased ethanol shipments 128.6 million gallons for the year. A 57% increase over 2006. Ethanol prices decreased from $2.18 to $1.99 oar 90% decline. In full year average corn cost increased $1.44 per bushel. Natural gas prices per unit declined 15% for the year. Now before I move to the next slide I would like to give you our view of Q1, 2008 volume ethanol prices and corn prices. Based on our five current operating plants, we expect to sell between 170 and 175 million gallons of ethanol during the quarter. This is an increase of between 35 and 40 million gallons quarter over quarter. As to ethanol prices, we sold most of our production for the quarter on — basis and we currently expect our average selling price for the quarter to be in the range of $2.20 to $2.30 per gallon based on current market conditions. Now for corn. Based on our current market conditions our corn costs for the quarter should be in the range of $4.45 to $4.55 per bushel. Now let’s look at slide 12 and our financial performance for the quarter and year end. Left side of the slide shows quarterly performance. Revenues increased $312 million, 113% above 2006. Q4 net income was $4 million or about 1% of revenues. And EBITDA was $31.1 million or 10% of revenues. Cash flow for the quarter was use of cash of $34.6 million as we continued our expansion strategy. In diluted earnings per share were $0.04. On the right side year-to-date results. Revenues $848.3 million. Up $290.5 million, a 52% improvement over 2006. Net income was $26.3 million or 3% of revenues. In EBITDA was $90.4 million or 11% of revenues. Cash flow for all of 2007 was a positive $39.1 million. And year to date earnings with $0.31 per diluted share. Slide 13 I like to show you how VeraSun compares to other companies. We contrasted VeraSun and eight other companies to compare how we rank on year-over-year sales growth, EBITDA as a percent of revenues and net income as percent of revenues. These numbers represent year to date performance and are calculated from publicly available financial data. As you can see, VeraSun is the clear leader in the ethanol space. Near the top in compares favorably with the other companies listed. Let’s go to slide 14. VeraSun had strong RUPLTs for Q4 2007.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Revenues were record $848 million. Operating efficiencies continue to improve with production capacity have an increase by 143% and shipments reached a record of 134.4 million gallons in Q4. We were successful in assuming direct marketing of our ethanol during 2007. We successfully brought up our Charles city. Lynden and — plants during 2007. And construction is on schedule at welcome, Hartley and bloomingburg facilities. And we started the implementation of our corn oil distraction strategy. Before I turn the call back to Don, I would like to make a few additional comes about the pending merger. The VeraSun and U.S — merger announced in November 2007 is progressing as expected. We anticipate a closing at this quarter in everything is on track to get that completed. We received federal trade commission clearance. The SEC clearance for our proxy materials. The proxy has been mailed to our shareholders. The vote will take place on March 31 and closing the plan April 1 if shareholders approve the transaction. In the meantime we assembled an integration team and the organizational planning and design has been ongoing since the announcement in October. We decide in February to establish our headquarters in Sioux Falls, South Carolina. And negotiating a lease on office space that will allow us to complete the transition of Sioux Falls by late sum. As with any merger there are constant challenges to overcome but I believe we are on track and making good progress to successfully integrate our two companies by the end of 2008. Now I will turn the call back to Don for additional thoughts before we open the phone lines for your questions.

Unknown Speaker*

Thanks, Danny. I like to take a little time to review the major drivers of our industry and why I believe the ethanol industry is well positioned to be an important and long-term domestic supplier of clean high octane fuel. First a few comments about the current state ofth ethanol market and positive signs we are seeing from proving ethanol prices. During Q4, we saw ethanol price goes from a low of $1.69 per gallon in October to a price at the end of the year of $2.25 per gallon. That’s a $0.56 increase in three months. Ethanol values have continued to improve to a current level of approximately $2.43 per gallon as reported by Bloomberg yesterday. I would also like to address corn prices. Even though corn prices have increased, so has the value of ethanol. As a result, ethanol margins have improved slightly from the lowest level in October. The industry continues to grow quarter over quarter as described in slide 16. The mist — on track to more than its double from the end of ‘07 to the end of ‘09. Even though the industry is growing, I think it’s important it to note that most of the growth is projected to oKAOEUR in 2008 and then flatten out. There is almost no new construction starts in the last six months. I would like to proSRAOEUTD some color on current demand and future demand of potential on slide 17. The yellow bars represent current RFG e10 demand and orange bars — the blue bars represent the total potential demand opportunity. As you might imagine, the largest opportunity is the east coast pad one which has the potential to almost triple current demand followed by the Mid West where current demand could nearly double. There is significant market opportunity which is being developed as a result of robust ethanol blend margins. Slide 18 shows a map of all ethanol facilities represented by the blue and yellow points primarily in the center of the map and unit train terminal receiving locations represented by the blue and orange stars at the destination markets. The history is moving the unit train — in operation today and eight new facilities under construction for a total of 17 locations. Over time we believe most major markets will have unit train receiving capability. Industry logistics are continuing to improve. Ethanol industry is growing and creating new demand for corn. There is a great deal of news around how corn ethanol is driving up demand for corn. I want to put this in perspective, slide 19. Last year farmers produced 2.5 billion-bushels more corn than the previous year. The ethanol industry only needed an additional 1 billion-bushels for new ethanol production. Farmers overshot this new demand by one and a half times. Actually more corn available this year than last year even when you subtract the new demand for ethanol. This additional 1.5 billion — export and food. Clearly other market dynamics in addition to ethanol are at work driving corn and other commodity prices. There is also a great deal of news how corn ethanol’s increasing food prices. Showed on slide 20, may be surprised to know that less than 10% of corn is directly used for food —

Unknown Speaker*

In addition, an important fact is that corn costs represent only very small part of retail food price. For example, a 3.50 box of corn flakes has less than $0.05 worth of corn in it. You can double the cost of corn and that material will impact the consumer food price. We look forward, slide 21 shows what we believe — why we believe there is a significant amount of additional corn available for food, feed and fuel. Corn yields have more than doubled since early 70s. The usda projects that 2015 corn yields will reach 178-bushels per acre, up from 151-bushels last year. Corn yields are increasing at an increasing rate. Slide 223 is a chart on projected corn yields. They project corn yields have a potential to average 300-bushels per acre by 2030. If you look at the national corn grower’s website uthere are yield content winners a nonirrigated farmland. With this kind of yield, I believe the challenge will not be about how much corn — how much demand for corn but will be rather as in the past there will be too much supply. And also like you to keep in mind that unlike U.S. oil reserves which decline over time, corn production continues to increase over time. Slide 23 I would like to put this in perspective. For 2008, the ethanol industry looks to produce about 9 billion gallons and the corn surplus appears to be about 1.5 billion-bushels for the year. There is Plenty of corn in the near term. In the center column, you will see the usda projection of 178-bushels per acre by 2015 and the U.S. will produce enough corn to produce about 21 billion gallons per year. On the right column, a projection of 300-bushels projection for 2030 would provide adequate corn to produce 60 billion gallons per year. Keep in mind this projection assumes we hold acres and all other uses constant. Clearly our country has a great deal of opportunity to produce significant more ethanol from corn. In addition, we also see positive signs that the technology for advanced biofuels will develop and when the technologies commercially

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

ready, we believe it will be best utilized as add-on production capacity to existing corn ethanol facilities like ours. On slide 24, I would like to summarize by underscoring that ethanol will be an important part of the U.S. fuel production going forward. As refiners move to heavier and more sour crude, octane becomes more expensive to produce. With ethanol’s octane rating of 114, it becomes more strategic component over time. And this dynamic is playing out in the southeast as sum refiners have made the decision to use sub objectionten as blend stock versus conventional gasoline. From talking with refiners at this week’s conference, it appears the entire control will move to 10% to take advantage of the positive ethanol blend economics. With oil prices over $105 per barrel, I’m confident our large and low cost strategy positions VeraSun to take advantage of the growing market opportunity. That concludes our formal comments. Michelle, if you are ready to begin the question and answer portion of our call.

Operator

[Operator Instructions] ++++q-and-a.

Operator

Your first question comes from the line of Patrick Forkin of hs securities. PHRAOEDZ proceed.

Unknown Speaker*

Danny, on your guidance for ethanol prices and corn cost in Q1, just doing some quick math here, it looks like the increase in corn cost is substantially offset by your projection increased in ethanol prices. Does that sound right to you?

Unknown Speaker*

Yeah, it does, Pat. As you well aware, since that — $0.10 rise on a cost of corn per bushel basis is equal to 2 1/2 S*EPTs in the ethanol price. Basically as one of Don’s slides showed we basically been in that ratio since November and does look like we will continue to stay in that area.

Unknown Speaker*

Okay. And then can you give us any outlook on natural gas for the quarter?

Unknown Speaker*

We haven’t given any formal guidance on that. I think natural gas is a little over eight right now. It’s Risen up a little bit in the last month or two. And that all depends how cold the spring is. Not as substantial difference from where we have been in a lot of ways.

Unknown Speaker*

Okay. And then, Don, you made a comment on the advanced biofuels and that your confident they could be I think you said an add-on to your existing fleet. Are you talking about they would — the production would complement that or you would actually be able to retrofit your fleet for some of those advanced biofuels?

Unknown Speaker*

The former that it actually would complement it would be an add-on in addition to the starch base processing. In our plant today we have fiber as part of the corn and that fiber would be load crude to convert to — ethanol.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

Okay. And then organization Don, if you could, just maybe your update on the political front with respect to some talks about the sugar ethanol tariffs and the farm bill, you know, and anything else on the energy front in Washington.

Unknown Speaker*

From a sugar ethanol perspective, we don’t think that would represent a large new supply opportunity today. There is very limited capacity to process sugar so we would have to see some facilities dealt if there is favorable legislation for it. So we just don’t see that much of it today. I’m sorry, your other question?

Unknown Speaker*

Just anything on the farm bill that may have an impact on you guys.

Unknown Speaker*

No. I mean, there is a part of the tax package. There is some discussion about ticking down the blender’s credit by a nickel. As you know, the refiners have been able to maintain or keep the majority of that for sometime now. We don’t know — it doesn’t appear that at least in the short run we would have a big impact. We want to make sure we will continue to send the right message to refiners and get them to continue to finish out the blending infrastructure so we would like to see it stay in place. That’s the only real issue. We will take from another point of view providing production incentive to producers would be helpful and meaningful. And we were optimistic that could happen.

Unknown Speaker*

Okay. Very good. Thank you.

Unknown Speaker*

You’re welcome.

Operator

Your next question comes from the line of Eitan Bernstein with fbr.

Unknown Speaker*

) Congratulations on all things considered a really good quarter. I — could I get a little clarification. First quarter volume guidance of 170 to 175 million gallons.

Unknown Speaker*

Yeah, that’s give WHAPB we know today and what we shipped and our inventory position was at the end of the year, that would be what we expect the actual shipments to be during the quarter.

Unknown Speaker*

Okay. That was well above my forecast. And with other numbers you gave really suggests a good outlook for the first quarter. Don, looking at the supply side, it looks like you are projecting 9.7 billion gallons in supplies this year. Can you talk around that it seems like we heard a lot about three months, six month delays but this just significantly delays and more cancellations. Can you provide a little color?

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

Eitan, the slight we were showing in 16 that shows production capacity each quarter is derived from industry sources and indicates there will be a billion gallons coming in per quarter. We think that may be a little on the strong side. We just haven’t experienced that much product coming on. Use a third party source. I think there is probably — these numbers probably have are a little on the optimistic side right now.

Unknown Speaker*

Eitan, if you remember in the fourth quarter, think industry experts were calling for somewhere in the 1.2 to 1.4 billion additional gallons. Then the fourth quarter of last year I believe the actual number ended up slightly less than 400 million gallons. We have seen the significant decline in the rate of plants coming on-line.

Unknown Speaker*

You are aware there are a number of plants that have — that the projects have been put on hold and few actually well under construction have been put on hold just because of financing issues so we can see that. And we see a few plants in fact that have put in an idle mode until market conditions have improved.

Unknown Speaker*

Exactly. That was my question. Historically once the plant started construction it went to completion and it seems like we were getting a significant A delays potentially a lot more fallout. And then just finally on what you are seeing in terms of demand, we have the DOE numbers but they come out two months behind. Can KWRO provide any color in up tick in demand in the past two month.

Unknown Speaker*

What I can say is the southeast market is developing nicely. We see most of the major marketers prepared for ethanol 10% rate so that’s good. And the fact that it was opened up by some of the smaller marketers beginning early. So we are feeling pretty good about demand growth and again as we get into the springtime frame, we think that couple dynamics is demand increases because of summer driving. Keep in mind as you work your numbers that inventories need to be filled. Tanks, tank bottoms need to be filled. Transportation needs to be filled. I think that may be will require ethanol ultimately to fill that out.

Unknown Speaker*

Now absolutely. Good plan. If I can, just one more. What are your thoughts and what are your — in terms of acquisition. I’m not asking for any specific details. If we have having as much fallout and delays you are seeing a lot of offers and can you give us any color and terms of our people still looking for irreplacement costs plus type or are you getting — starting to get real bargain basement offers and what are your thoughts on that and are you in bargain hunting mode or more focused on integrating U.S. bioand sort of address address potentially later on this the — in the year.

Unknown Speaker*

) We were focused on completing the U.S. biomerger. We closed the door to any discussions with other opportunities. Having said that, we think that there will be companies out there that will be looking to maybe not so much combine because of financial issues because we in fact would want to find those companies that have strong operating positions but rather just do the lack of liquidity with their ownerships. I think that may be the driver. And we think there is opportunity continue to grow. We think there are assets out there that would be interesting over time.

Unknown Speaker*

Excellent. Thank you very much.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

Thanks for your time.

Operator

Your next question comes from the line of David Driscoll of city investments. Please proceed.

Unknown Speaker*

Good morning. This is Cornell Burnett calling in on behalf of 2K5EU6D Driscoll — David Driscoll.

Unknown Speaker*

I had a few questions and the first one was about how much money do you have left to spend on the construction of the plants and how do you anticipate funding that?

Unknown Speaker*

Cornell, this is Danny. Basically in the first quarter we expect somewhere between 75 and $100 million to be spend in the second quarter we will be between 50 and 75. Now, you know, the rest of the projects are always controllable, but we will get our three plants that are under construction up and running for sure. Based on our current expectation of cash flows from operations and the cash and cash equivalents short-term investments and also our revolving credit facility we feel we will be in position to fund those capital investments for the year.

Unknown Speaker*

Great. And then during the quarter it seemed like you built some ethanol inventories. Do you plan on building any more inventory during 1q 80’?

Unknown Speaker*

It’s the end of the year and you always play who is going to own the inventory at the end of the year and our inventory was well positioned to be able to be shipped in the first quarter and in fact the previous question around gallons for the first quarter. That’s one of the reasons our gallons will be higher in our production capacity and shipdering.

Unknown Speaker*

And then two other questions. What’s the anticipated tax rate for ‘08?

Unknown Speaker*

You want to plan about 35% on a GAAP basis. Actual cash taxes will be fairly insignificant given the level of depreciation and all that we have. For GAAP purposes on the P&L you plan on 35%.

Unknown Speaker*

Okay. And lastly just how much of an ‘08 KPR expense do you expect to capitalize? What percentage of that?

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

Our plants are up by the end of the second quarter, basically have almost all of the second half of the year will not be capitalized interest so that will be 41, $42 million. And then in the first half maybe you have 25 that’s capitalized. Full year interest spent at 60 to 65 million range.

Unknown Speaker*

Thanks a lot operate your next question comes from the line of Mansi Singal of Lehman Brothers.

Unknown Speaker*

Liquidity question a little further. I think you said your Cap Ex for the full year is expected to be 175 to 257 million. Could you give us guidance how much is change in working capital is expected to absorb through the year. And also is there any talk to expand 30 million credit facility you guys have just to have that extra —

Unknown Speaker*

The first of all I will address the working capital. Given the inventory bill we had in the fourth quarter, there may be a little bit more inventory bill. Our inventory is based on at the end of each quarter how much in transit product we have. We have our terminal locations that we store product in, but those aren’t going to significantly change from where we are at the end of 2007. So the inventory would be based on how many plants plant we have up and running and the peculiars in the quarter and where the unit train is. A unit train is 3 billion gallons of inventory. We have five of them en route right there we have 15 million gallons of inventory on the rails that use whatever price you think is appropriate. We think working capital will stay about where it is for the balance of the year. As for the cost of expanding the revolving facility, actually wouldn’t anticipate cost on that. We were in discussion to expand our revolver from the 30 million up to a total of around $210 million. Now that facility will have an accordion feature in it so we want expand it instantly to 210 because quite honestly it only serves the organic VeraSun plants. So it would be back by inventory and receivables coming out of the five organic plants. The ASA facilities are under a term loan in construction loan agreement that they would not participate in that revolver. And with the anticipated closing of U.S. by bio, they have closing in project debt financing.

Unknown Speaker*

Are there any KOF innocence on those project debt that we should be aware of?

Unknown Speaker*

You know, there are various filed in our — on the U.S. bio side on the ASA plants that we bought basically those are normal construction financing and project debt. And they have the basically just have repayment schedules that keep the cash trapped at those facilities. But they are self-funding and they are all profitable at this point so don’t anticipate any issues there.

Unknown Speaker*

One more question from me. Are you talking about the increasing demand in the southeast market. Could you talk specifically with respect to VeraSun as how you guys lease space in the southeast market. Do you already have unit trains going to that market or do you anticipate what months do you start expect to start supplying to that market? Specifically in your infrastructure.

Unknown Speaker*

We do have terminal — and we in fact have been delivering product to the southeast now for sometime now. We are in very nice shape. Obviously we continue to optimize infrastructure and work with our customers on additional locations but we are in very good shape.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

How many — do you lease currently in the southeast?

Unknown Speaker*

I don’t know that we have released that. But there are a few — let me say there are a few large terminals down there we would deliver to.

Unknown Speaker*

Is it mostly George — or have you started sending prod together Florida as well?

Unknown Speaker*

Most of it is in Georgia. In terms of product flow.

Unknown Speaker*

Thank you.

Unknown Speaker*

You’re welcome.

Unknown Speaker*

Thanks, Mansi.

Operator

Your next question comes from the line of Chris Shaw of UBS.

Unknown Speaker*

Good morning, how are you doing?

Unknown Speaker*

Hi, Chris, good morning.

Unknown Speaker*

Fair job of outlining your outlook for sort of the dynamics of corn longer term. Wonder if you have opinions nearer term for maybe the remainder of this year. I was noting you were using I think in 86 1/2 achage number and this year going forward. I was thinking if you know that number came up this year that were higher I was wonder what sort of do you have in your nearterm.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

Chris, we talked a lot of different consultants that advised on corn prices and where they are going. I would say the consensus range out there is somewhere between 88 and 91, 92 million acres. And depending on who you talk to it’s all over the board. I saw some pieces yesterday that suggested the lower number and then I saw some pieces on ethanol shipments or not ethanol shipment but fertilizer purchases, a survey of fertilizer purchases that might suggest above 90 million acres. I guess our thought is that it’s going to fall somewhere in that 88 to 92. If you do the math on the chart Don talked about, and so many people forget about the disstillers that come back into the corn supply. If you do the math even at 90 million or 88 acres we have plenty of corn for next year.

Unknown Speaker*

And also just a couple comments P-P when formers do the math today, it would still favor corn at least in the major corn growing areas. If you the working capital, I think you can still select to grow more corn. Also save last year we had two areas with significant drought in the western corn belt. In fact, specifically in South Dakota we had 42 days of no rain, not one inch of rain during Polynesian. And yet the corn survived and in fact produced 150 to 160-bushel of corn. That’s pretty impressive. And in southeast also had a very dry conditions. I think the number that may be more interesting than even acres will be yield. And so only time will tell. And it’s hard to know. I’m sure there are areas in the country that won’t have perfect growing conditions. On average we think there could be some improvement of yield over what’s been projected.

Unknown Speaker*

Thanks. Also I know at the conference there was some talks around moving to sort of E-15 or E-20, personally you guys have a handicap on when you could see something an E-15 or E-20 come out nationwide.

Unknown Speaker*

As it relates to E-15 or E-20, there is some early work done with small groups of vehicles and the results are encouraging. So that is basically providing support to launch much larger studies. It’s hard to know where that comes out. I’m not requesting to try to predict. I will say again the results so far — we continue to work with our partners in the auto industry to understand the issues and challenges. But I want to point out that the autos have stepped up with significant numbers of Flex-fuel vehicle models. Those are on the road. And in fact it may even make more sense for our industry to even be looking at 20 and 30% blends for those vehicles because the value is better value for ethanol producers consumers really don’t see any mileage differential. And there is more ethanol to put in those Flex-fuel vehicles. I think we are working on both fronts and we were optimistic that over time there will be significant additional demand.

Unknown Speaker*

Thanks, Chris.

Operator

Your next question comes from the line of Mike Jud of Greenwich consulting. Please proceed.

Unknown Speaker*

Yes, good morning. Question about your balance sheet. Looking on the front page of your release, it indicates that your cash on hand and short-term investments were 154mal at the end of December. If I look at the end of the cash flow statement, the amount of cash on hand was around $111 million. The difference which I guess is some sort of short-term investments is around 43. I think I understand that 3 million of that is option rates securities. What is the balance and is it liquid?

Unknown Speaker*

Mike, that 43.2 million represents where we were at the end of the year. And we did have a short-term investments that consisted of AAA rated option rate securities basically issued by municipalities. Subsequent to the end of the year we exited all of those investments other than $3

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

million. We did it at no loss to the principal. So they were very liquid. But we did go ahead and split that out on our balance sheet. Currently we have remaining 3 million-dollars of ARSs should clear in April.

Unknown Speaker*

So the roughly 40 million of option rate securities were sold.

Unknown Speaker*

Were sold and there were no losses incurred.

Unknown Speaker*

Thanks a lot.

Unknown Speaker*

You’re welcome.

Unknown Speaker*

) Your next question comes from the line of Brian millburg of Piper Jaffray. Please proceed.

Unknown Speaker*

Thank you.

Unknown Speaker*

Good morning, Brian.

Unknown Speaker*

Good morning. I’m seeing that your capacity looks great. You’re above nameplate and I’m wondering are you seeing actual conversion increases or just through put time? Can you characterize that for me?

Unknown Speaker*

Sure. Brian, most of that is increased through put. The yields have been good but we continue to find ways to just move more production through the system.

Unknown Speaker*

I was wondering when I look at your balance sheet compared to some of the other manufacturers, you are obviously carrying more debt. And I’m wondering if there is any plan to begin paying that off at an accelerated rate or where you are standing with that.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

Obviously we were focused on getting our plants that are under construction completed. And a lot of that answer will depend on the margins. One thing I would say is beginning in the third quarter we will have 400 million gallons per quarter of capacity. So if margins expand and normally in the summer driving season you would normally expect pricing to get better. We believe that there is plenty of corn ray Vailable on a true supply and demand. Corn markets are driven more by optimistic financial markets than they have been by supply and demand. We think margins could expand. If they, do we will generate a tremendous amount of cash with 400 million gallons per quarter of shipments. We will wait and see where that is. Obviously we will run a prudent balance sheet and continue to fuel our growth and meet all our debt obligations. I think time will tell on that.

Unknown Speaker*

Brian, also, for both the ASA plants and the U.S. bio plants there is water fall events that basically do repay debt in an automated fashion.

Unknown Speaker*

And then one real quick question. I want to make sure in the past your ethanol pricing that you report includes transportation. I wanted to make sure the $1.87 you are reporting does that include transportation?

Unknown Speaker*

It does.

Unknown Speaker*

Just wanted to check.

Unknown Speaker*

$1.99 for the year — and our transportation runs depended on the quarter. Somewhere between call it 16 and $0.18 per gallon, depending where the mix of product goes for the quarter.

Unknown Speaker*

Very good. Thank you.

Unknown Speaker*

You’re welcome.

Unknown Speaker*

Thank you.

Operator

Your next question comes from the line of I Jan Horowitz of so lay securities.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

A couple of questions for clarity. You talked about of 1507 and 257 of Cap Ex for the year but the three plants will be done in the first half. Is the bulk of the remainder of the Cap Ex just maintenance across all of the plants?

Unknown Speaker*

No, it would include our oil extraction that we were currently under construction at the Aurora, South Dakota, facility. You may recall that’s scheduled to come up by the end of 2008. It would include that Cap Ex and other place holders that we would expect to spend given our current view of markets. Those are events that you can postpone if you choose to.

Unknown Speaker*

I forgot about that. Do we have a dollar figure for the oil extraction?

Unknown Speaker*

The oil extraction around 35 to 40 million in the first plant and it will be about 30 in the subsequent plant. You have up front engineering and design work in the first one. In our “K” we gave you color around the quarterly spending.

Unknown Speaker*

I was — there is color on the oil extraction or just overall?

Unknown Speaker*

Just overall on the overall capital spending.

Unknown Speaker*

So how much has been spent so far at the oil plant?

Unknown Speaker*

We basically have probably spent in the neighborhood of 5 to $10 million. We ordered the major piece of equipment and that has progress payments as a complete part of the project. It’s in the neighborhood of 5 to 10 million with the engineering work we have done.

Unknown Speaker*

Next question, I haven’t done the math, but if you are running 140 million nameplate basically at 100 to 105% utilization rate, the significant volume of inventory that will be coming out which is getting you to the 170 to 175, that’s correct?

Unknown Speaker*

Most of that increases inventory. We do participate occasionally in purchase and resale of gallons.

Unknown Speaker*

Spot market.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

Once again what we are trying to become strategically is a one stop supplier to our customers. So at times if we have to buy a little prod together satisfy our customer demand and we were already in that market, we will do so.

Unknown Speaker*

Okay. Bloomingburg, Harley and welcome, can you give me those projected to come on when those are projected to come on again.

Unknown Speaker*

Bloomingburg is — as Don mentioned is expected to start rounding corn this month. And Hartley and welcome will be in the second quarter.

Unknown Speaker*

Did I hear you say toward the end of the second quarter?

Unknown Speaker*

I don’t think we said either way. We clearly just stated in the second quarter it will be up — those two will be up and running. They are basically on schedule that we expected. In bloomingburg we will be grounding corn this month.

Unknown Speaker*

Okay. And then no forward contracts on corner or natural gas at this point?

Unknown Speaker*

Not at this point. As you will see in our “K,” basically your focused on the short-term of this run up in corn and as I think your first question was around the sort of the RAEURB KWROEF corn prices and ethanol prices basically since November. They moved pretty much in unison. Even though corn has probably increased $0.80, maybe a dollar per bushel since early November, ethanol just went up 20 to $0.25 and that keeps it in balance on the ratio.

Unknown Speaker*

Right. Okay. One last question and then I will hop back in. The coproduct opportunity this quarter was definitely decent. And on a sequential basis looked pretty good. We were seeing much higher prices currently than the 126 that you saw in the fourth quarter, correct?

Unknown Speaker*

That’s correct. They continued to improve with corn.

Unknown Speaker*

Do you expect to see that correlation to corn continue throughout the year?

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

We do.

Unknown Speaker*

Okay. Great. Thanks, guys.

Unknown Speaker*

Thanks, I Jan.

Operator

Your next question comes from the line of Melinda Newman of post advisory group. Please proceed.

Unknown Speaker*

Hi, congrats on the quarter. Thought it was a good quarter given the conditions. On the corn outlook, your first quarter corn costs seem relative to where — has been seem low and I’m wondering if you can comment on what CBOT versus what you are getting corn out at the plant, whether that basis has improved for you?

Unknown Speaker*

Yeah, there are two things. First of all we always maintain a basis differential relative to CBOT where we tend to have a negative basis where our production facilities are locate P. we have a lag. We buy corn in advance because we are training corn market on average. We were averaging in higher price corn with the lower priced stuff that is booked. That’s probably the effect that you are seeing.

Unknown Speaker*

You don’t — so your local basis has not increased.

Unknown Speaker*

Our local basis has widened out some as you get into the winter and more corn is available more locally. The river freezes up. So you have less opportunity to ship corn out of the area so basis has widened.

Unknown Speaker*

Normal seasonality versus — I’m trying to — it sounds like you think the corn is a little ahead of itself. And I’m just asking whether outside of the normal seasonality you’re seeing the effect of that with local versus CBOT.

Unknown Speaker*

Most of it is a timing issue —

Unknown Speaker*

That’s great. Okay. And then on the ASA bank, I want to confirm, I read the language in the 10K and you have been pretty clear there are no maintenance KOF innocence in terms of maintenance leverage tests or maintenance interest coverage or anything like that.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

On the ASA securities on —

Unknown Speaker*

On the facility, yeah.

Unknown Speaker*

There are certainly the water fall that pays back —

Unknown Speaker*

Sure.

Unknown Speaker*

The term loan.

Unknown Speaker*

Right, are there any things that require a certain leverage ratios on an ongoing basis or anything like that? I think you should be able to meet your amortization pretty easily.

Unknown Speaker*

I think we were fine on those.

Unknown Speaker*

The third is just question, the — it sounds like you are bullish and certainly given the supply chart that you have it seems like as we get into the year here that supply and demand should tighten up considerably and I think everyone has that opinion but the discount to GAFF persists and is quite stubborn aside from the blip up that almost eliminated it after the legislation passed it’s come — it’s widened out again to something like $0.30, 20, $0.30 where it seems to stay. And I’m wondering if you have any more color — you put that chart up on the deloading plan, deloading facilities on what the time line is like or could tell us more about who the developers are and if you had any SUBStentive conversations with them because just seeing — how long do you think this discount will persist? When do you think we will see it lighten given that supply and demand should be improving here?

Unknown Speaker*

It’s always hard to guess but I would say that there is significant A production capacity that has been under construction, the perception at least was that there would be too much — there would be more coming on than what we have one capacity for. The fact of the matter is production facilities have delayed in most cases we see delays out there in the range of 90 days and some more than that. At the same time because the blend margins are so great we see a lot of activity even in small markets where blenders are try — marketers are trying to take advantage of this incredible blend value. So we are optimistic that as we enter into the driving season that prices will stay strong and continue to improve and what happens to gasoline we will continue to see ethanol values improving. And we hoped at some point we will get back much closer and in fact north of where gasoline price is.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

Who are the developers of the plan deloaders?

Unknown Speaker*

They are all over the place. There is a lot of third parties that have jumped into development. In addition to the majors, the majors have put a lot of effort on this as well. Majors know that they need to do it because the smaller marketers will go out there and offer an ethanol blended fuel and be able to do it at a lower price and therefore they lose their gasoline gallon as well. This is something that very strategic and important to both the marketers that are trying to grab that dollar as well as the large refiners trying to make sure that they maintain their gasoline position.

Unknown Speaker*

What do you think the time line is for those facilities coming up?

Unknown Speaker*

We think that — let me break it down. We think by summer driving season we will see a large portion of the southeast be blending ethanol. We see California continuing to increase the blending. Our gut feel on that is we said this before by the end of 2008 we think they will be at or near 10%. Mid West, we have ethanol plants around the market. We see a lot of activity there. We were optimistic that the fall kind of trough we move through was kind of the worst case scenario and now we see improving market conditions again because it’s simpler to put a tank in a repositioned blending than it is to build an ethanol facility. Takes more time.

Unknown Speaker*

And then on — products the ddgs market and where corn prices are and also that you are doing you’re planning this oil extraction, whether you are seeing interest from poultry, any increases there and what your expectations are there for — relative to corn.

Unknown Speaker*

Absolutely. What’s interesting about DDG it’s a higher protein feed than what corn is. And protein is the most expensive component in dairyman’s ration or pork producer or meat producer. So in those cases it takes time again for them to switch over. But we see strong demand not only domestically but internationally as there is a large portion of disstiller’s grain that’s being exported. It’s a real value when you compare it to other protein supplements. We are again optimistic and a lot of concern early on that we oversupplied the distiller’s market. But there is a large infrastructure in place to move feed just like other grains. And it’s working.

Unknown Speaker*

All right. Thank you.

Unknown Speaker*

Thanks, Linda.

Operator

Your next question comes from the line of Kelly — of Kelly securities.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

Good morning, Don and Danny. I’m wondering if you can give us color on conversion ratio and maybe expectations going forward especially as you use less gasoline as a denaturant.

Unknown Speaker*

In fact we have a backed off the denaturant from near 5% down to around 2%. So that does have an impact on your denature yield. Even having said that, we still are in that range of high 2.7 yield rates. And we think that will stay strong. Obviously if ethanol moves — when it moves above the price of gasoline then you will see yield improvement because we were adding that additional volume into our output.

Unknown Speaker*

And saying the levels they are now is probably something good to expect going forward?

Unknown Speaker*

Yeah. We would say again denatured basis there is opportunity for it to improve again as we go above gasoline.

Unknown Speaker*

Great. Thanks. And then just wondering if you could give us some thoughts, more color on cell AOU lasting, that’s where the market has to move. I’m just wondering if you can share some of your thoughts on the time frame or how VeraSun either directly or indirectly through your investments how you plan to get involved in the — end of things.

Unknown Speaker*

Good question. Our view is that our strength, our core competency is putting capital to work in large production facilities and then officially operating them. We were very interested to see — in fact, we have been work closely with the leaders in that space. And as they perfect their technology, and we have capital, that it’s ready to be deployed then we will consider making those investments. There are large number of groups and investors out there doing the early work on it and again we see positive signs. Having said that I want to draw your attention to the potential that cornestinal has. Think your premise has to move to — the ethanol. I think we will move to — cell elasting ethanol. Don’t count corn out because we will see the yields improve over time.

Unknown Speaker*

Thanks. Very much.

Unknown Speaker*

Okay. Thanks.

Operator

Your next question comes from the line of mark Miller of William Blair. A please proceed.

Unknown Speaker*

Hi, mark.

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

I was hoping you could discuss a little bit further what you learned through the integration process. I realize the companies are not merged yet. But as you have been working with the folks at U bio, where you might see incremental opportunities. Then Danny, you discussed the constant challenges that anybody would face in those type provesis, what are the biggest challenges as well that you face in integrating the companies?

Unknown Speaker*

Let me say first from an integration point of view, things are working very well. We have — I think the teams came together very nicely. In fact our initial plan was that we wouldn’t make a decision on the out put — until after we closed the deal and after we do the study. The team basically said we need to decide where the office will be. We moved forward much more quickly. I think we were working well together. And so that’s from an integration standpoint, a people standpoint we are in great shape.

Unknown Speaker*

Mark, I would refer you to the s-4 filed that had some pro forma estimates in the there instead of getting into the details of it. I would ecowhat Don says. The team came together really in early December and started the integration planning. And very proud of the chemistry that start there had. The fact that we were focused on A*BGs. It’s real easy to make decisions. Harder to execute on a team that has a — has a bias against execution. We were able to get the office location decided easterly and allows us to get a head start on it. We anticipate it closing soon and it will be out and we will give you more color after closing around the synergies and expectations of timing around those synergies.

Unknown Speaker*

Okay and then my second question is, I guess this is the first conference call where the stock has traded below the book value. And I guess I would like you to comment on that. Kind of maybe summation of a lot of questions that have been asked earlier. Simplistically the market is saying you aren’t going to earn your cost to capital. Based on your own views where is the biggest disconnect versus the current apparent expectations in the market? S in I think first of all there is a lot of misinformation that’s out there. And unfortunately it has a lot of say at least the retail investors scared out of the space. And that’s unfortunate because this has so much potential. Having said that, we are just focused on executing on the business and producing cash, bringing cash to the bottom line and we think over time that the investors will figure it out. But I think a lot of this is just concern over whether or not corn ethanol makes sense and you know where we stand on that. We are excited about it. And no one knows really what the market will do. But I can tell you I haven’t sold one share of my position.

Unknown Speaker*

And just add a couple of things. I think as you look back two years ago when we first became a public company and look at our earnings, we had SG&A costs approaching $0.20 a gallon, now running $0.07 and it will run lower in the future. On a structural basis we have lowered our cost of running our company versus what it used to be. I don’t know that that has been reflected in the expectations. I think sometimes people miss the volume that we are going to have and how large that volume is. We are investing in this business for the long term. As Don mentioned, he hasn’t sold any of a lot of our senior managers are very much invested in the future of the company. We were building the company for the HROPGterm. Unfortunately the pitfalls of being public is you have quarterly fluctuations that don’t reflect the level of performance that your company performs at. It’s maybe misinformation or expectations that aren’t based on the fact that we have internally. We are still very bullish on the space. If you look at the volume and the plateaus we think are out there we think it’s a good environment in the future. It takes 18 to 24 months to bring the facility up and on-line. So we think our better days are ahead.

Unknown Speaker*

Again, if we could punch it to the comparison of other companies. Not only the ethanol space, but in agri-business and refining space. And we think we can compare very nicely.

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PRELIMINARY TRANSCRIPT

Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

Looks like it was a decent quarter as well. Thanks.

Unknown Speaker*

Thank you.

Unknown Speaker*

Your next question comes from the line of Tom Nowak of Merrill Lynch. Please proceed.

Unknown Speaker*

My questions were answered already.

Unknown Speaker*

Thanks, Tom.

Operator

And your next question comes from with — Please proceed.

Unknown Speaker*

Good morning.

Unknown Speaker*

Good morning.

Unknown Speaker*

I have a couple questions. The first one, can you comment on any impart ethanol in term of the impact — on the pricing of ethanol in the coming quarters.

Unknown Speaker*

Sure. We don’t see — the — have been closed on that for many months now. And there was some product that was continuing to flow through with existing contracts. But today at least it wouldn’t make a great deal of sense for a blender marketer to go out and buy foreign product when they can buy it for less here. We don’t see any significant new product heading this direction.

Unknown Speaker*

Last time I checked the spread between foreign ethanol and domestic ethanol. That spread is becoming wider.

Unknown Speaker*

No. In fact we think there are other markets for that worldwide that will be better opportunity for those — in the U.S.

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PRELIMINARY TRANSCRIPT

Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

Okay, good. My next question is about the economics of — from ddgs. Can you give me — do you have any idea — going to extract from the DDG basically in terms of what’s the content — content in there?

Unknown Speaker*

I can’t give you that level of detail here but what I can say from once it’s up and running it will add about 10 to $0.15 per ethanol a gallon of EBITDA to our business. It’s very attractive business. We haven’t modeled in there either is the impact on improvement value in the distillers grain. We use the — model but we actually think that there will be upside because you can increase inclusion rate which is going to improve its value because it’s a low cost protein source. And also lower transportation costs will sell more locally. It actually feeds — we found it feeds more like soy bean meal. We will refer to it as distiller’s meal. So we think — and there will be limited supplies available. We think there is an upside from the 10 to $0.15.

Unknown Speaker*

Yeah. That’s the part I couldn’t understand because as far as I can tell the prices for all you extracted from ddgs is lower than the numbers you gave out in the last quarter. That’s why I asked questions about the quality of the — attract from the ddt share.

Unknown Speaker*

Today we aren’t extracting oil.

Unknown Speaker*

What are you projected?

Unknown Speaker*

Well, our projections were based on industrial grade corn oil not food grade. So if you were seeing a number lower than what you may have seen for food grade that is what it would be. We were currently performing tests that will tell us whether or not we can take it into the food grade market. But we have been conservative on our estimates and used industrial grade corn oil.

Unknown Speaker*

$0.35 per pound, that’s what the number you —

Unknown Speaker*

Numbers probably higher in today’s market than that. But that’s generally what we looked at in the past.

Unknown Speaker*

I see. I have seen much lower number for similar quality of. Anyway. My last question is should we expect any expense related to the merger? Additional expense?

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Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

There will be some deal related expenses that will hit during the quarter. We haven’t detailed those out in a lot of detail. Because of the merger certain expenses related to the other side will become part of the opening ballot sheet. For instance, all derivatives that they may have on the other side will become mark to market in the opening ballot sheet. We haven’t detailed that out for you. It will be expense probably on our side. That consists of just restructuring and moving expenses and office shut down expenses.

Unknown Speaker*

Any idea dollar amountium.

Unknown Speaker*

We haven’t disclosed anything on that.

Unknown Speaker*

Okay good. Thanks.

Unknown Speaker*

You’re welcome.

Operator

Your next question comes from the line of Eric Calmerress of Wachovia capital markets. Please proceed.

Unknown Speaker*

Good morning. Couple questions. If we can zero in a little bit on the product revenues. Where is the current spot on the ddgs on a per ton basis?

Unknown Speaker*

You know, Eric, I think it’s probably in the 140 range. Let me pull out a sheet here that gives me some better color on that.

Unknown Speaker*

And then also while you looking at that, I’m cure KWR-SZ as to on a per ton basis on the carbon dioxide as well where that shakes out these days. And also why you are looking at those, I guess more generically what gives you confidence the current relationship between ethanol and the change in corn will continue as you are not hedged in taking a spot on the feed stock that’s probably one of the biggest nearterm issues that if there is a decoupling that will be problematic. What gives you clarity that the relationship will continue the way it is?

Unknown Speaker*

We are — we will give you a good number on the distillers. Keep in mind very good question, but keep in mind that today there is about in the range of four to five billion gallons of ethanol that are required to make gasoline in the formulated markets. They have to have product. So for low cost producers there is massive hedge in place and that is that you may work through a transition or period and product will be needed for those markets. So either ethanol will be corn will adjust and in fact that happened back in the 94-95 time frame if you look up ethanol delinked from its value relative to gasoline and linked with corn. And we believe that in these times it makes much more sense to keep a balanced book between what you have sold on ethanol and the way you have it sold and the same on corn. Again because this natural large hedge in place that eventally for lunch producers. Back on —

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PRELIMINARY TRANSCRIPT

Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Unknown Speaker*

The current distillers pricing is around $140 a ton. Our recollection was correct.

Unknown Speaker*

What about the co2?

Unknown Speaker*

We don’t sell co2.

Unknown Speaker*

Okay. Great. And I guess going back to the larger issue on the relationship, and I appreciate that response. Is it not fair to say that also it is from a blender’s point of view it will be cheaper now to blend butane than it would be to blend ethanol on a go-forward basis and how do you think about that?

Unknown Speaker*

In fact — more highly valued in plastics market than it would be to blend it as fuel and octane is worth — gosh, there is a report out of months ago that $70 crude you at 375 for octane and higher today. It’s interesting refiners can actually make it better spread on blending ethanol than they can on converting crude to gasoline. So that’s why the dynamics is playing out. There is a strong desire on the part of not only refiners but marketers and a lot of third parties to blend the product.

Unknown Speaker*

Great. Thanks for that information.

Unknown Speaker*

You’re welcome.

Operator

Your next question comes from the line of Luke beltnic of tpg credit. Please proceed.

Unknown Speaker*

Thanks. My questions have already been addressed.

Unknown Speaker*

Okay, thanks Luke.

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PRELIMINARY TRANSCRIPT

Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

Operator

And your next question comes from the line of Brian millburg of Piper Jaffray. Please proceed.

Unknown Speaker*

Actually my questions have been addressed also. But I would like to say I’m incredibly impressed with the quality of questions in this call. I think the market is responding, guys.

Unknown Speaker*

We were as well.

Unknown Speaker*

I think they are getting educated.

Unknown Speaker*

Good.

Unknown Speaker*

Thank you.

Unknown Speaker*

Thank you for the perspective. Thanks.

Operator

And that does conclude the question and answer session. I will now turn it back to management for closing remarks.

Unknown Speaker*

We just again like to thank everyone for participating today. Obviously we were very optimistic about our business as well as the industry. And we are very much look forward to reporting our next quarter results. Thank you.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

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PRELIMINARY TRANSCRIPT

Mar. 12. 2008 / 10:00AM ET, VSE - Q4 2007 VERASUN ENERGY CORP Earnings Conference Call

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